Exhibit 11

ASPYRA, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended
	March 31, 2006	March 31, 2005

AVERAGE MARKET PRICE PER SHARE	$2.35	$2.45
NET LOSS	$(1,313,718)	$(186,964)
Basic weighted average number of common shares outstanding	8,489,400	3,353,900
Dilutive effect of stock options	—	—
Diluted weighted average number of common shares outstanding	8,489,400	3,353,900
Basic loss per share	$(.15)	$(.06)
Diluted loss per share	$(.15)	$(.06)